Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148414

SUPPLEMENT NO. 3

DATED SEPTEMBER 10, 2009

TO THE PROSPECTUS DATED MAY 19, 2009

OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

This Supplement No. 3 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Multifamily REIT I, Inc. dated May 19, 2009, Supplement No. 1 dated May 19, 2009 and Supplement No. 2 dated August 17, 2009.  Unless otherwise defined in this Supplement No. 3, capitalized terms used have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose among other things, the following:

•                  status of the offering;

•                  updates to risk factors regarding senior financing for development projects and distribution sources; and

•                  recent acquisitions and financings.

Status of the Offering

We commenced our initial public offering of common stock on September 5, 2008.  Through September 4, 2009, we have accepted investors’ subscriptions to this public offering and issued approximately 24.98 million shares of our common stock pursuant to our initial public offering (including the primary and distribution reinvestment plan) resulting in aggregate gross proceeds of approximately $249.20 million.  We have approximately 175.56 million shares remaining for sale in the primary portion of our public offering and 49.46 million shares remaining for sale in the distribution reinvestment plan.

Update to Risk Factor Regarding Senior Financings for Development Projects

The following information supersedes the risk factor on page 10 of Supplement No. 2 dated August 17, 2009.

We have invested in development projects that rely on senior financings and, as a result, may be adversely impacted by the failure of a financial institution to honor its lending obligations.

Through our BHMP CO-JVs, we have made subordinate debt and equity investments in certain Property Entities that are developing high quality multifamily communities.  These Property Entities usually borrow money at the senior loan level from a chartered financial institution and at the mezzanine loan level from our BHMP CO-JVs to finance the development activities.  As a result of the recent and continuing economic slowdown and financial market disruptions, certain financial institutions have become insolvent or been served with cease and desist orders or other administrative actions by federal bank regulators, such as the FDIC or Office of Thrift Supervision (“OTS”), due to a lack of required capital.  Some of these senior lenders may become insolvent, enter into receivership or otherwise become unable to fulfill their respective financial obligations to the Property Entities that are developing the multifamily communities in which we have invested.  Should a senior lender fail to meet its funding obligations, the development project could suffer from significant delays and additional expenses, which could adversely impact our investment in such project.  As we and our affiliates are not parties to the senior loans, we will be unable to take direct action against these senior lenders to compel them to honor their financial obligations.  Furthermore, if a senior lender becomes insolvent or enters into receivership, or if other regulatory action is taken against it, we may not be able to enforce our rights under the applicable intercreditor agreement to cure defaults by the borrower under the senior loan or to purchase the senior loan in the event of default by the borrower.

In addition, completion guarantees provided to our BHMP CO-JVs by developers in connection with our mezzanine loans for certain projects may be suspended if the senior lender stops funding the senior loan, provided that the developer is using commercially reasonable and diligent efforts to cause the senior lender to make the proceeds available or obtain proceeds from a refinancing of the senior loan.  However, obtaining a refinancing in the current economic environment may be difficult or impossible.

On August 21, 2009, Guaranty Bank, the financial institution that held the senior loan on the Grand Reserve project, was closed by the Office of Thrift Supervision (the “OTS”) and the FDIC was appointed as receiver of Guaranty Bank. On the same date, the FDIC transferred certain of the assets and liabilities of Guaranty Bank, including the senior loan on the Grand Reserve project, to BBVA Compass, a U.S. banking franchise located in the Sunbelt region.  Our aggregate investment in the Grand Reserve project as of June 30, 2009 was $6.4 million, consisting of a senior mezzanine loan made through a joint venture with the BHMP Co-Investment Partner and a wholly owned junior mezzanine loan. As of the date of this supplement, construction draws for the project have not been affected by the closure of Guaranty Bank or the transfer of the loan to BBVA Compass, and we have received no communication that future fundings will be affected.

Update to Risk Factor Regarding Distribution Sources

The following information supersedes the second risk factor on page 39 of the prospectus.

We have, and may in the future, pay distributions from sources other than our cash flow from operating activities and if we continue to do so, we will have less funds available to make investments and your overall return may be reduced.

Our organizational documents permit us to make distributions from any source, such as from the proceeds of our prior private offering, this public offering or other offerings, cash advances to us by our advisor, cash resulting from a waiver of asset management fees, and borrowings, including borrowings secured by our assets, in anticipation of future cash flow from operating activities.  The distributions paid in the six months ended June 30, 2009 and 2008 were approximately $6.6 million and $2.6 million, respectively.  For the six months ended June 30, 2009 and 2008, cash flows from operating activities were approximately $1.7 million and $1.5 million, respectively.  Accordingly, for the six months ended June 30, 2009 and 2008, total distributions exceeded cash flow from operating activities for the same periods, which differences were funded from proceeds from our offerings.  If we continue to fund a portion of distributions from the net proceeds from this offering or from additional sources that are other than operating activities, we will have fewer funds available for acquiring properties and other investments, and your overall return may be reduced.  Further, to the extent distributions exceed cash flow from operating activities, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.  Please see the “Operating Information — Distributions” section in Supplement No. 1 dated May 19, 2009 for a more complete discussion regarding our payment of distributions.

Acquisitions and Financings

The following information supplements the section entitled “Portfolio Investments” beginning on page 5 of Supplement No.1, dated May 19, 2009.

Recent Acquisitions and Financings

Waterford Place

On September 8, 2009, we acquired, through a BHMP CO-JV in which we hold a 55% ownership interest and the BHMP Co-Investment Partner holds the remaining 45% interest, a multifamily community known as Waterford Place Apartments, located in Dublin, California (“Waterford Place”), from an unaffiliated seller, Waterford Place Apartments, LLC.  Waterford Place is a 390-unit multifamily community located on an approximately 8.28-acre site with amenities, including, but not limited to, a resort-style swimming pool, a fitness center and a movie theater.  The purchase price for Waterford Place was $79.7 million, excluding closing costs.

In connection with the acquisition, the BHMP CO-JV assumed two mortgage loans secured by Waterford Place with an aggregate face amount of $65,245,000 and a current aggregate amount of approximately $60.5 million.  The first loan is a fixed rate mortgage at an annual rate of 4.67%, maturing on May 1, 2013 with an automatic extension of one year (the “First Loan”).  We may prepay the First Loan with a prepayment premium equal to the greater of (a) 1% of the principal being repaid or (b) the present value of the interest rate spread forfeited by the lender with respect to such principal for the remaining term of the note, where such spread is the difference between the fixed rate of the note and the yield on the 4.25% U.S. Treasury Security due May 15, 2013.  The second loan is a fixed rate mortgage at an annual rate of 5.45%, maturing on May 1, 2013 with an automatic extension of one year (the “Second Loan”).  We may prepay the Second Loan with a prepayment premium equal to the greater of (a) 1% of the principal being repaid or (b) the present value of the interest rate spread forfeited by the lender with respect to such principal for the remaining term of the note, where such spread is the difference between the fixed rate of the note and the yield on the 3.625% U.S. Treasury Security due August 15, 2013.

The BHMP CO-JV funded the remaining approximately $19.2 million of the purchase price with 55% of the cash provided by us and 45% provided by our BHMP Co-Investment Partner.  Our portion, in the amount of approximately $10.56 million, was funded from proceeds of our initial public offering.

Mariposa Loft Apartments

On September 9, 2009, we acquired, through a wholly owned subsidiary of our operating partnership, Behringer Harvard Multifamily OP I LP, a multifamily community known as the Mariposa Loft Apartments, built in 2004 and located in Atlanta, Georgia (“Mariposa Loft Apartments”), from an unaffiliated seller, Mariposa Lofts at Inman Park, LLC.  Mariposa Loft Apartments is a 253-unit multifamily community located on an approximately 5.0-acre site with amenities, including but not limited to, a swimming pool and sundeck, a fitness center, a media room with surround sound, a children’s activity room and a game room featuring shuffle board and billiards.  The contract purchase price for Mariposa Loft Apartments was $28,750,000, excluding closing costs.   We funded the acquisition of Mariposa Loft Apartments from proceeds of our initial public offering but may later place mortgage debt on the community.